EXHIBIT 99.1

Equinor ASA: Notifiable trading

The following primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has sold shares in Equinor ASA:

Hans Henrik Klouman, General Counsel in Equinor ASA, has on 15 June 2018 sold 6.500 shares in Equinor ASA at a price of NOK 217,23 per share and will after the sale hold 31.275 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.